40-33

[redacted]

10000518

333-151268
812-13623
814-00735
Branch 22

ROPES & GRAY

ROPES & GRAY LLP
111 South Wacker Drive, 46th Floor
Chicago, IL 60606
WWW.ROPESGRAY.COM

January 6, 2010

Nicholas M. Berg
312-845-1322
312-845-5500 fax
nicholas.berg@ropesgray.com

SEC
Mail Processing
Section

JAN 06 2010

Washington, DC
120

BY E-MAIL

Securities and Exchange Commission
Attn: Filing Desk
100 F. Street, N.E.
Washington, D.C. 20549

Re: *Angeleri v. Pearson et al.*, No. 09 CV 10609 (S.D.N.Y.)

Dear Sir or Madam:

I write on behalf of Defendants Dayl W. Pearson, Michael I. Wirth, and Kohlberg Capital Corporation in the above-captioned action. Pursuant to Section 33 of the Investment Company Act of 1940, enclosed please find a copy of the complaint filed in this action.

Respectfully submitted,

Nicholas Berg

Nicholas M. Berg

CGG:nmb
Attachment

cc: Craig E. Marcus
Michael G. Doherty
Christopher G. Green

24165250_1.DOC

JUDGE CEDARBAUM

THE ROSEN LAW FIRM, P.A.
Phillip Kim, Esq. (PK 9384)
Laurence Rosen, Esq. (LR 5733)
350 Fifth Avenue, Suite 5508
New York, New York 10118
Telephone: (212) 686-1060
Fax: (212) 202-3827
pkim@rosenlegal.com
lrosen@rosenlegal.com

Counsel for Plaintiff

09 CV 10609

RECEIVED
DEC 31 2009
U.S.D.C. S.D. N.Y.
CASHIERS

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

---X

DENNIS J. ANGELERI, INDIVIDUALLY AND ON BEHALF OF ALL OTHERS SIMILARLY SITUATED,

Plaintiff,

v.

DAYL W. PEARSON, MICHAEL I. WIRTH, KOHLBERG CAPITAL CORPORATION,

Defendants.

---X

CASE No.:

CLASS ACTION

COMPLAINT FOR VIOLATION OF THE FEDERAL SECURITIES LAWS

JURY TRIAL DEMANDED

Plaintiff Dennis J. Angeleri, individually and on behalf of all other persons similarly situated, by their undersigned attorneys, allege in this Complaint the following upon knowledge with respect to their own acts, and upon facts obtained through an investigation conducted by their counsel, which included, *inter alia*: (a) review and analysis of relevant filings made by Kohlberg Capital Corporation ("Kohlberg" or the "Company") with the United States Securities and Exchange Commission (the "SEC"); (b) review and analysis of defendants' public documents, conference calls and press releases; (c) review and analysis of securities analysts' reports and advisories concerning the Company; (d) information readily obtainable on the Internet; and (e) interviews of several witnesses with personal knowledge of the relevant facts.

Plaintiff believes that further substantial evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery. Most of the facts supporting the allegations contained herein are known only to defendants or are exclusively within their control.

NATURE OF THE ACTION

1. This is a federal securities class action on behalf of a class consisting of all persons and entities other than defendants, who purchased the securities of Kohlberg between March 16, 2009 and December 24, 2009, inclusive (the "Class Period"), seeking to recover damages caused by defendants' violations of federal securities laws (the "Class").

JURISDICTION AND VENUE

2. The claims asserted herein arise under and pursuant to Sections 10(b) and 20(a) of the Exchange Act (15 U.S.C. § 78j(b) and 78t(a)) and Rule 10b-5 promulgated thereunder (17 C.F.R. § 240.10b-5).

3. This Court has jurisdiction over the subject matter of this action pursuant to Section 27 of the Exchange Act (15 U.S.C. § 78aa) and 28 U.S.C. § 1331.

4. Venue is proper in this Judicial District pursuant to Section 27 of the Exchange Act (15 U.S.C. § 78aa) and 28 U.S.C. § 1391(b) as a substantial part of the conduct complained of herein occurred in this District.

5. In connection with the acts, conduct and other wrongs alleged herein, defendants either directly or indirectly used the means and instrumentalities of interstate commerce, including

but not limited to the United States mails, interstate telephone communications and the facilities of the national securities exchange.

PARTIES

6. Plaintiff Dennis J. Angeleri purchased Kohlberg common stock during the Class Period as set forth in his certification, filed herewith, and has suffered damages as a result.

7. Defendant Kohlberg is a Delaware corporation with its principal executive offices located at 295 Madison Avenue, 6th Floor, New York, New York 10017. Kohlberg is a private equity and venture capital firm specializing in buyouts and mezzanine investments. It focuses on mature and middle market companies. The firm structures its investments through senior debt, second lien debt, secured and unsecured subordinated debt, mezzanine debt, and equity. It invests in all sectors except cyclical industries. The firm invests equity in both minority and control transactions alongside other equity investors. It invests through its own balance sheet. The Company's common stock is traded on the NASDAQ under ticker "KCAP."

8. Defendant Dayl W. Pearson ("Pearson"), at all relevant times herein, was and is the Company's Chief Executive Officer, President and a Director.

9. Defendant Michael I. Wirth ("Wirth"), at all relevant times herein, was and is the Company's Chief Financial Officer, Chief Compliance Officer, Secretary and Treasurer.

10. Pearson and Wirth are collectively referred to hereinafter as the "Individual Defendants."

11. Each of the Individual Defendants:

(a) directly participated in the management of the Company;

(b) was directly involved in the day-to-day operations of the Company at the highest levels;

(c) was privy to confidential proprietary information concerning the Company and its business and operations;

(d) was involved in drafting, producing, reviewing and/or disseminating the false and misleading statements and information alleged herein;

(e) was aware of or recklessly disregarded the fact that the false and misleading statements were being issued concerning the Company; and

(f) approved or ratified these statements in violation of the federal securities laws.

12. As officers, directors and controlling persons of a publicly-held company whose common stock is and was registered with the SEC pursuant to the Exchange Act, and was traded on the NASDAQ and governed by the provisions of the federal securities laws, the Individual Defendants each had a duty to disseminate accurate and truthful information promptly with respect to the Company's financial condition and to correct any previously-issued statements that had become materially misleading or untrue to allow the market price of the Company's publicly-traded stock to reflect truthful and accurate information.

13. Kohlberg is liable for the acts of the Individual Defendants and its employees under the doctrine of *respondeat superior* and common law principles of agency as all of the wrongful acts complained of herein were carried out within the scope of their employment with authorization.

14. The scienter of the Individual Defendants and other employees and agents of the Company is similarly imputed to Kohlberg under *respondeat superior* and agency principles.

SUBSTANTIVE ALLEGATIONS

15. The Class Period begins on March 16, 2009 when the Company issued a materially false press release announcing its fiscal year ended December 31, 2008 financial results. The announcement was false and misleading because the Company misrepresented the fair value of investment portfolio in violation of Generally Accepted Accounting Principles ("GAAP").

16. That same day the Company filed with the SEC, a materially false annual report for the fiscal year ended December 31, 2008 on Form 10-K. The 10K-falsely listed the fair value of the Company's investment portfolio in violation of GAAP. Attached to the 10-K were separately signed Sarbanes-Oxley Act of 2002 ("SOX") certifications of defendants Pearson and Wirth. Both Pearson and Wirth certified that the Company's financial statements were accurate, that the financial statements did not omit to state a material fact, and that any fraud, whether or not material, that involved management or other employees who have a significant role in the registrant's internal control over financial reporting was disclosed to the Company's auditors.

17. On May 8, 2009 the Company issued a materially false press release for the first quarter ended March 31, 2009. The press release was materially false because it misstated the fair value of the Company's investment portfolio.

18. On May 11, 2009 the Company filed with the SEC, a materially false quarterly report for the first quarter ended March 31, 2009 on Form 10-Q. The 10-Q falsely listed the fair value of the Company's investment portfolio in violation of GAAP. The 10Q was signed and separately certified pursuant to SOX by defendants Pearson and Wirth.

TRUTH BEGINS TO EMERGE

19. On November 9, 2009 the Company announced that it would delay the filing of its third quarter ended September 30, 2009 form 10-Q with the SEC because the Company's auditor,

Deloitte & Touche LLP, has raised certain questions regarding the Company's valuation determinations under Statement of Financial Accounting Standards No. 157 in connection with the Company's investment portfolio. The announcement states in relevant part:

> Kohlberg Capital Corporation Delays Filing of Third Quarter Report on Form 10-Q
>
> NEW YORK, Nov. 9, 2009 (GLOBE NEWSWIRE) -- Kohlberg Capital Corporation (Nasdaq:KCAP) (the "Company") has delayed the release of its full earnings results for the quarter ended September 30, 2009 while it is in discussion with its independent public accountants, Deloitte & Touche LLP ("Deloitte"), **regarding valuation determinations under Statement of Financial Accounting Standards No. 157 -- Fair Value Measurements ("SFAS 157") included in its financial statements for the fiscal year ended December 31, 2008 (the "December 31, 2008 financial statements") and for subsequent interim periods in 2009. The Company has been informed by Deloitte that as a result of an annual internal inspection process, certain questions have been raised by Deloitte regarding the Company's methodology and process of valuing its loan portfolio investments under SFAS 157.** Deloitte has requested information in addition to that which was previously provided by the Company for purposes of its review. Deloitte issued an unqualified opinion on the December 31, 2008 financial statements, which was included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2009.
>
> **Because the Company's financial statements for the quarter ended September 30, 2009 incorporate its balance sheet as of December 31, 2008, the finalization and filing of the Company's quarterly report on Form 10-Q for the third quarter of 2009 will be delayed. Accordingly, the Company will be unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 by today's deadline, and it intends to file a Notification of Late Filing on Form 12b-25 with the Securities and Exchange Commission.** The Company is, however, able to report that its net investment income for the nine months ended September 30, 2009 was approximately $17.9 million, or $0.81 per basic and diluted share, and for the three months ended September 30, 2009, net investment income was approximately $4.4 million, or $0.20 per basic and diluted share. The Company's third quarter net investment income of $0.20 per basic and diluted share includes the impact of higher interest costs on its credit facility due to a decision by its lenders to charge default interest, which the Company disputes. The Company estimates that its net investment income would have been approximately $0.29 per basic and diluted share for the quarter ended September 30, 2009 had the interest rate on its credit facility remained at its original stated terms. The Company has declared year-to-date dividends of $0.72 per share, consisting of dividends of $0.24 per share in each of the first, second and third quarters of 2009. The Company expects that in addition to its upcoming regular fourth quarter dividend, a further incremental or special dividend will be declared once the Company has determined the amount of its remaining undistributed taxable income for 2009.

20. This announcement caused the Company's stock price to fall 10% or $.56 per share on November 9, 2009 on extraordinary volume.

21. On December 15, 2009 the Company filed with the SEC an 8-K announcing that its previously issued financial statements and related public announcements for the fiscal year ended December 31, 2008 and for the first two quarters of fiscal 2009 should no longer be relied upon and falsely stated that Company was continuing to work with its auditor, Deloitte & Touche LLP, in order to resolve these issues. The 8-K states in relevant part:

> Item 4.02. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.
>
> (b) Kohlberg Capital Corporation (the "Company") previously disclosed in its Current Report on Form 8-K/A dated November 9, 2009 and Form 12b-25 dated November 9, 2009 that it was unable to timely file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009 due to ongoing discussions with Deloitte & Touche LLP ("Deloitte"), the Company's independent public accountants, of the application of certain accounting standards relating to valuation determinations under Statement of Financial Accounting Standards No. 157—Fair Value Measurements ("SFAS 157") included in its financial statements for the fiscal year ended December 31, 2008 in the Company's Annual Report on Form 10-K for such fiscal year and its financial statements for the interim quarterly periods ended March 31, 2009 and June 30, 2009 in the Company's Quarterly Reports on Form 10–Q for those respective periods (collectively, the "Financial Statements"). As previously disclosed, the discussions with Deloitte commenced following an internal inspection process by Deloitte of its audit of the Company's financial statements for the fiscal year ended December 31, 2008 as a result of which certain questions were raised by the Deloitte employees conducting the internal inspection regarding Deloitte's documentation of the methodology and procedures used to prepare the valuations reflected in the December 31, 2008 financial statements. As a result, certain questions were then raised by Deloitte regarding the Company's methodology and procedures for valuing its loan portfolio investments under SFAS 157. As also previously disclosed, Deloitte then requested supplemental information from the Company beyond that which was previously requested by Deloitte and provided by the Company for purposes of its prior review of each of the Financial Statements and preparation of its opinion covering the Financial Statements for the fiscal year ended December 31, 2008. The Company provided such additional information and has engaged in an ongoing dialogue with Deloitte with respect to alternative methodologies

and procedures that would be acceptable to Deloitte in valuing the Company's investments under SFAS 157.

The Company continues to provide additional information to Deloitte as it is requested by Deloitte and continues to review and discuss with Deloitte valuation methodologies and procedures that would be appropriate to meet the requirements of SFAS 157 and fairly reflect the value of the Company's investments as of December 31, 2008, March 31, 2009 and June 30, 2009. However, after a thorough review of, and ongoing dialogue with Deloitte regarding, the valuation methodologies and procedures that the Company currently believes would be acceptable to Deloitte, to date the Company has been unable to conclude that such alternative methodologies and procedures meet the requirements of SFAS 157 and fairly reflect the value of the Company's investments as of December 31, 2008, March 31, 2009 and June 30, 2009. Duff & Phelps, LLC, an independent valuation firm, that had provided third party valuation consulting services to the Company's Board of Directors in connection with the Company's Financial Statements for the fiscal year ended December 31, 2008 and for the quarterly period ended March 31, 2009, participated in certain of the discussions with Deloitte as part of the ongoing dialogue referred to above and continued to express its view in such discussions that, based upon the procedures performed by Duff & Phelps at the time of its review of the Company's valuation methodology and procedures in connection with the preparation of such Financial Statements and its understanding of the provisions of SFAS 157, the valuation methodology and procedures used by the Company did not appear to be unreasonable.

Deloitte issued an unqualified opinion on the Company's December 31, 2008 financial statements, which was included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2009. The Company is not aware of any allegation or belief by Deloitte that the information provided by the Company to Deloitte at the time of the preparation of the Financial Statements regarding the Company's valuation methodology and procedures was incomplete or inaccurate or omitted any information requested by Deloitte at such time. **On December 10, 2009, the Company and its management were advised by Deloitte that (i) the audit report issued by Deloitte accompanying the Company's financial statements for the fiscal year ended December 31, 2008 in the Company's Annual Report on Form 10-K for such fiscal year and (ii) Deloitte's completed interim reviews of the Company's financial statements for the interim periods ended March 31, 2009 and June 30, 2009 in the Company's Quarterly Reports on Form 10–Q for those respective periods should no longer be relied upon because Deloitte had changed its position with respect to the appropriateness of the methodology and procedures used by the Company under SFAS 157 to value the Company's investments as of the end of each of those periods and, as a result, the Company has been informed that Deloitte now believes, based upon such changed position and the additional information provided to Deloitte by the Company following Deloitte's internal inspection process, that such Financial Statements contain material misstatements with respect to the value**

of the Company's investments included therein. Accordingly, the Financial Statements should not be relied upon until the foregoing matters are resolved.

The Company's management, the Company's Audit Committee and Deloitte have discussed the matters disclosed in this filing.

(c) The Company has provided Deloitte with a copy of this Current Report on Form 8–K and has requested that Deloitte furnish a letter as promptly as possible addressed to the Commission stating whether Deloitte agrees with the statements made by the Company in response to this Item 4.02 and, if not, stating the respects in which it does not agree.

22. On December 24, 2009 the Company filed with the SEC a letter, dated December 23, 2009, that Deloitte & Touche LLP provided to the SEC responding and disagreeing with the representations in the Company's December 15, 2009 announcement filed with the SEC. The letter states in relevant part:

December 23, 2009

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read Item 4.02(b) of Form 8-K of Kohlberg Capital Corporation (the "Company") dated December 15, 2009 (the "December 15, 2009 Form 8-K") and have the following comments:

Except as discussed in the following sentences we agree with the statements made in the first paragraph. **In the first paragraph, the Company asserts that certain information was "previously disclosed" in the Company's Current Report on Form 8-K/A dated November 9, 2009 (the "November 9, 2009 8-K/A") and Form 12b-25 dated November 9, 2009 (the "Form 12b-25"); we note that the information in the December 15, 2009 Form 8-K differs in some respects from the information disclosed in the November 9, 2009 8-K/A and the Form 12b-25.** We refer to the November 9, 2009 8-K/A and Form 12b-25 for their contents. **Accordingly, we disagree with the Company's statement that such information was previously disclosed.** In addition with respect to the fifth sentence of the first paragraph, **we disagree with the Company's statement that it "provided such additional information and has engaged in an ongoing dialogue with Deloitte" for the reasons stated in our response**

to the first sentence of the second paragraph set forth below. For purposes of clarity, we also note **that the Company is responsible for the preparation of financial statements that present the Company's financial position, operations, changes in net assets and cash flows in accordance with U.S. Generally Accepted Accounting Principles, including FASB Statement of Financial Accounting Standards No. 157 —** ***Fair Value Measurements*** **("SFAS 157")**, and that such financial statements should not be prepared solely on the basis of what "would be acceptable to Deloitte."

We disagree with the statement made in the first sentence of the second paragraph. Management essentially ceased providing substantive information to Deloitte on December 14, 2009. Significant unanswered questions and unfulfilled information requests remain outstanding.

We have no basis to agree or disagree with the statement made in the second sentence of the second paragraph. **We note that the Company provided Deloitte with (1) a revised valuation of the Company's loan portfolio investments as of December 31, 2008 and (2) a preliminary draft Form 10-Q which includes restatement disclosure. The revised valuation reflects a material reduction in the fair value of the Company's loan portfolio investments as of December 31, 2008 from the value included in the Company's financial statements for the fiscal year ended December 31, 2008 in the Company's Annual Report on Form 10-K for such fiscal year. For purposes of clarification, we note that we were informed on December 15, 2009 that certain Board members had not seen the details of the revised valuation results.**

We agree with the statement made in the third sentence of the second paragraph, insofar as it does reflect statements made by Duff & Phelps, LLC ("Duff & Phelps") in discussions with Deloitte; however, we have no basis on which to agree or disagree with the characterization of Duff & Phelps as being "independent" of the Company. Further, we previously informed the Company that we did not agree with the view of Duff & Phelps.

We agree with the statement made in the first sentence of the third paragraph.

We disagree with the statement made in the second sentence of the third paragraph. As Deloitte advised the Company on December 10, 2009, in Deloitte's current view, the Company's financial statements for the fiscal year ended December 31, 2008 and the Company's financial statements for the interim periods ended March 31, 2009 and June 30, 2009 contain material misstatements based on information recently provided by the Company concerning its valuation methodologies and procedures under SFAS 157. Accordingly, Deloitte now believes the information supporting the fair values reflected in the Company's previously issued 2008 and interim 2009 financial statements was and continues to be incomplete and inaccurate.

We agree with the statements made in the third and fourth sentences of the third paragraph and in the single sentence of the fourth paragraph.

Very truly yours,

/s/ Deloitte & Touche LLP

cc: Michael Wirth, Chief Financial Officer
Albert Pastino, Chairman of the Audit Committee of the Board of Directors

23. The December 24, 2009 8-K caused the Company's stock to fall 8.5% or $.44 the next two trading days.

NO SAFE HARBOR

24. The statutory safe harbor provided for certain forward-looking statements does not apply to any of the false statements alleged in this Complaint. None of the statements alleged herein are "forward-looking" statements and no such statement was identified as a "forward-looking statement" when made. Rather, the statements alleged herein to be false and misleading all relate to facts and conditions existing at the time the statements were made. Moreover, cautionary statements, if any, did not identify important factors that could cause actual results to differ materially from those in any forward-looking statements.

25. In the alternative, to the extent that the statutory safe harbor does apply to any statement pleaded herein which is deemed to be forward-looking, the Individual Defendants are liable for such false forward-looking statements because at the time each such statement was made, the speaker actually knew and/or recklessly disregarded the fact that such forward-looking statements were materially false or misleading and/or omitted facts necessary to make statements previously made not materially false and misleading, and/or that each such statement was authorized and/or

approved by a director and/or executive officer of Kohlberg who actually knew or recklessly disregarded the fact that each such statement was false and/or misleading when made. None of the historic or present tense statements made by the Individual Defendants was an assumption underlying or relating to any plan, projection, or statement of future economic performance, as they were not stated to be such an assumption underlying or relating to any projection or statement of future economic performance when made, nor were any of the projections or forecasts made by the Individual Defendants expressly related to or stated to be dependent on those historic or present tense statements when made.

LOSS CAUSATION/ECONOMIC LOSS

26. During the Class Period, the Individual Defendants engaged in a scheme to deceive the market and a course of conduct that artificially inflated Kohlberg's stock price and operated as a fraud or deceit on purchasers of Kohlberg stock by misrepresenting the Company's financial condition and business prospects. Once the Individual Defendants' misrepresentations and fraudulent conduct were disclosed to the market, Kohlberg's stock price reacted negatively as the artificial inflation was removed from it. As a result of their purchases of Kohlberg stock during the Class Period, Plaintiff and other members of the Class suffered economic loss.

27. The Individual Defendants' false and misleading statements had the intended effect and caused Kohlberg stock to trade at artificially inflated levels throughout the Class Period.

28. As investors and the market became aware of Kohlberg's prior misstatements and omissions and that Kohlberg's actual financial condition and business prospects were, in fact, not as represented, Kohlberg's stock price reacted negatively, damaging investors.

Applicability of Presumption of Reliance: Fraud-on-the-Market Doctrine

29. At all relevant times, the market for Kohlberg's common stock was an efficient market for the following reasons, among others:

(a) Kohlberg's stock met the requirements for listing, and was listed and actively traded on the NASDAQ, a highly efficient and automated markets;

(b) During the class period, on average several hundreds of thousands of shares of Kohlberg's stock were traded on a weekly basis, demonstrating a very strong presumption of an efficient market;

(c) As a regulated issuer, Kohlberg filed with the SEC periodic public reports during the Class Period;

(d) Kohlberg regularly communicated with public investors via established market communication mechanisms, including regular disseminations of press releases on the national circuits of major newswire services and other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services;

(e) Kohlberg was followed by several securities analysts employed by major brokerage firms who wrote reports that were distributed to the sales force and certain customers of their respective brokerage firms during the Class Period. Each of these reports was publicly available and entered the public marketplace;

(f) Numerous NASD member firms were active market-makers in Kohlberg stock at all times during the Class Period; and

(g) Unexpected material news about Kohlberg was rapidly reflected in and incorporated into the Company's stock price during the Class Period.

30. As a result of the foregoing, the market for Kohlberg's common stock promptly digested current information regarding Kohlberg from all publicly available sources and reflected such information in Kohlberg's stock price. Under these circumstances, all purchasers of Kohlberg's common stock during the Class Period suffered similar injury through their purchase of Kohlberg's common stock at artificially inflated prices, and a presumption of reliance applies.

PLAINTIFF'S CLASS ACTION ALLEGATIONS

31. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons who purchased the securities of Kohlberg during the Class Period and who were damaged thereby. Excluded from the Class are defendants, the current and former officers and directors of the Company, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

32. The members of the Class are so numerous that joinder of all members is impracticable. Throughout the Class Period, Kohlberg's securities were actively traded on the NASDAQ. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are at least hundreds of members in the proposed Class. Members of the Class may be identified from records maintained by Kohlberg or its transfer agent and may be notified of the pendency of this action by mail, using a form of notice customarily used in securities class actions.

33. Plaintiff's claims are typical of the claims of the members of the Class, as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

34. Plaintiff will fairly and adequately protect the interests of the members of the Class and have retained counsel competent and experienced in class and securities litigation.

35. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the federal securities laws were violated by defendants' acts as alleged herein;

(b) whether the misstatements and omissions alleged herein were made with scienter;

(c) whether statements made by the Individual Defendants to the investing public during the Class Period misrepresented and/or omitted material facts about the business, prospects, sales, operations and management of Kohlberg; and

(d) to what extent the members of the Class have sustained damages and the proper measure of damages.

36. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to redress individually the wrongs done to them. There will be no difficulty in the management of this action as a class action.

FIRST CLAIM

Violation of Section 10(b) of
The Exchange Act Against and Rule 10b-5
Promulgated Thereunder Against All Defendants

37. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

38. This First Claim is asserted against defendants Kohlberg, Pearson, and Wirth.

39. During the Class Period, Defendants carried out a plan, scheme and course of conduct which was intended to, and throughout the Class Period, did: (1) deceive the investing public, including Plaintiff and other Class members, as alleged herein; and (2) cause Plaintiff and other members of the Class to purchase and/or sell Kohlberg securities at artificially inflated and distorted prices. In furtherance of this unlawful scheme, plan and course of conduct, defendants, individually and as a group, took the actions set forth herein.

40. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the business, operations and future prospects of Kohlberg as specified herein.

41. Defendants employed devices, schemes and artifices to defraud, while in possession of material adverse non-public information and engaged in acts, practices, and a course of conduct as alleged herein in an effort to assure investors of Kohlberg's value and performance and continued substantial growth, which included the making of, or the participation in the making of, untrue statements of material facts and omitting to state material facts necessary in order to make the statements made about Kohlberg and its business operations and future prospects in light of the circumstances under which they were made, not misleading, as set forth more particularly herein, and engaged in transactions, practices and a course of business that operated as a fraud and deceit upon the purchasers of Kohlberg's securities during the Class Period.

42. Each of the Defendants' primary liability, and controlling person liability, arises from the following facts: (1) Defendants were high-level executives, directors, and/or agents at the Company during the Class Period and members of the Company's management team or had control thereof; (2) each of the Defendants, by virtue of his responsibilities and activities as a senior officer and/or director of the Company, was privy to and participated in the creation, development and reporting of the Company's financial condition; (3) each of the Defendants enjoyed significant personal contact and familiarity with the other defendants and was advised of and had access to other members of the Company's management team, internal reports, and other data and information about the Company's finances, operations, and sales at all relevant times; (4) each of the Defendants was aware of the Company's dissemination of information to the investing public that they knew or recklessly disregarded was materially false and misleading; and (5) each of the Defendants culpably participated in the wrongful conduct alleged herein.

43. Defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing Kohlberg's financial condition and future business prospects from the investing public and supporting the artificially inflated or distorted price of its securities. As demonstrated by defendants' overstatements and misstatements of the Company's financial condition and business prospects throughout the Class Period, defendants, if they did not have actual knowledge of the misrepresentations and omissions alleged, were reckless in failing to obtain such knowledge by

deliberately refraining from taking those steps necessary to discover whether those statements were false or misleading.

44. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price for Kohlberg's securities was artificially inflated during the Class Period. In ignorance of the fact that market prices of Kohlberg's publicly-traded securities were artificially inflated or distorted, and relying directly or indirectly on the false and misleading statements made by defendants, or upon the integrity of the market in which the Company's securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, Plaintiff and the other members of the Class acquired and/or sold Kohlberg securities during the Class Period at artificially high prices and were damaged thereby.

45. At the time of said misrepresentations and omissions, Plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had Plaintiff and the other members of the Class and the marketplace known the truth regarding Kohlberg's financial results, which were not disclosed by defendants, Plaintiff and other members of the Class would not have purchased or otherwise acquired Kohlberg securities, or, if they had acquired such securities during the Class Period, they would not have done so at the artificially inflated prices or distorted prices at which they did.

46. By virtue of the foregoing, the Defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

47. As a direct and proximate result of the Defendants' wrongful conduct, Plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of the Company's securities during the Class Period.

48. This action was filed within two years of discovery of the fraud and within five years of Plaintiff's purchases of securities giving rise to the cause of action.

SECOND CLAIM

Violation Of Section 20(a) of
The Exchange Act Against the Individual Defendants

49. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

50. This Second Claim is asserted against each of the Individual Defendants.

51. The Individual Defendants acted as controlling persons of Kohlberg within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their high-level positions, agency, and their ownership and contractual rights, participation in and/or awareness of the Company's operations and/or intimate knowledge of aspects of the Company's revenues and earnings and dissemination of information to the investing public, the Individual Defendants had the power to influence and control, and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the various statements that Plaintiff contends are false and misleading. The Individual Defendants were provided with or had unlimited access to copies of the Company's reports, press releases, public filings and other statements alleged by Plaintiff to be misleading prior to and/or shortly after these statements were

issued, and had the ability to prevent the issuance of the statements or to cause the statements to be corrected.

52. In particular, each of these defendants had direct and supervisory involvement in the day-to-day operations of the Company and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

53. As set forth above, Kohlberg violated Section 10(b) and Rule 10b-5. By virtue of their positions as controlling persons, the Individual Defendants are liable pursuant to Section 20(a) of the Exchange Act as they culpably participated in the fraud alleged herein. As a direct and proximate result of defendants' wrongful conduct, Plaintiff and other members of the Class suffered damages in connection with their purchases of the Company's common stock during the Class Period.

54. This action was filed within two years of discovery of the fraud and within five years of each plaintiff's purchases of securities giving rise to the cause of action.

WHEREFORE, Plaintiff prays for relief and judgment, as follows:

(a) Determining that this action is a proper class action, designating Plaintiff as class representative under Rule 23 of the Federal Rules of Civil Procedure and Plaintiff's counsel as Class Counsel;

(b) Awarding compensatory damages in favor of Plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

(c) Awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

(d) Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: December 30, 2009

Respectfully submitted,

THE ROSEN LAW FIRM, P.A.

Laurence M. Rosen, Esq. (LR 5733)
Phillip Kim, Esq. (PK 9384)
350 Fifth Avenue, Suite 5508
New York, New York 10118
Telephone: (212) 686-1060
Fax: (212) 202-3827
lrosen@rosenlegal.com
pkim@rosenlegal.com

Counsel for Plaintiff

Stone, Erica

From: Rosen, Laurence
Sent: Wednesday, December 30, 2009 3:40 PM
To: Stone, Erica
Subject: Confirmation of Receipt of Certification

From: postmaster@rosenlegal.com [mailto:postmaster@rosenlegal.com]
Sent: Tuesday, December 29, 2009 9:54 AM
To: lr54321@gmail.com
Subject: Confirmation of Receipt of Certification

Dear Dennis J Angeleri,

We have received your certification in the Kohlberg Capital Corporation class action litigation. Thank you for submitting your information. Below is a copy of your certification - please retain it for your records. If you have any questions, please feel free to contact us at 1-866-rosenlegal (866-767-3653) or via e-mail at info@rosenlegal.com.

With increasing frequency, we find that our new clients were victimized by more than one company. If you think you may have lost monies in the market due to the dishonest acts or statements of a different company and would like it to be investigated, free of charge, please email us at reportfraud@rosenlegal.com.

Sincerely,

The Rosen Law Firm P.A.

CERTIFICATION

Certification and Authorization of Named Plaintiff Pursuant to Federal Securities Laws

The individual or institution listed below (the "Plaintiff") authorizes and, upon execution of the accompanying retainer agreement by The Rosen Law Firm P.A., retains The Rosen Law Firm P.A. to file an action under the federal securities laws to recover damages and to seek other relief against Kohlberg Capital Corporation. The Rosen Law Firm P.A. will prosecute the action on a contingent fee basis and will advance all costs and expenses. The Kohlberg Capital Corporation Retention Agreement provided to the Plaintiff is incorporated by reference, upon execution by The Rosen Law Firm P.A.

First name: Dennis

Last name: Angeleri

Address: [redacted]

City: [redacted] **REDACTED**